Exhibit (a)(1)

1999 Marcus Avenue Lake Success, NY 11042 Tel: (516) 478-9700 Fax: (516) 478-9810

Letter to Stockholders of Eon Labs, Inc.
May 23, 2005

Dear Stockholders:

        We are pleased to inform you that, pursuant to the previously announced Merger Agreement, dated as of February 20, 2005, by and among Eon Labs, Inc., Novartis Corporation, Zodnas Acquisition Corp. and, solely as guarantor, Novartis AG, today Zodnas has commenced a tender offer (the "Offer") for all of the outstanding publicly held shares of common stock of Eon Labs, Inc. at a price of $31.00 per share in cash, without interest. The Offer is not conditioned upon any minimum number of shares being tendered, but is contingent upon the closing of the acquisition of all Eon stock held by Santo Holding (Deutschland) GmbH, which is contingent upon the related acquisition of Hexal AG by an affiliate of Novartis.

        Following the completion of the Offer and the related transactions, if a majority of the outstanding shares of Eon stock other than those held by Santo is purchased in the Offer, any remaining shares will be acquired by an affiliate of Novartis in a merger (the "Merger") in which such remaining shares will be converted into the right to receive $31.00 per share in cash.

        Based upon, among other things, a unanimous recommendation of a special committee consisting solely of independent members of the Board of Directors of Eon not affiliated with Santo (the "Special Committee"), the full Board of Directors has determined that the Merger and the Offer are fair to, and in the best interests of, Eon's public stockholders. The Board of Directors unanimously approved the Offer and Merger, and recommends that you accept the Offer by tendering all of your shares in the Offer.

        In making its determinations and recommendations, the Special Committee and the Board of Directors carefully considered a number of factors, including the written opinion of Merrill Lynch & Co., financial advisor to the Special Committee, to the effect that the $31.00 per share cash consideration to be received by Eon's public stockholders in the Offer and Merger is fair from a financial point of view to the holders.

        Enclosed with this letter is a Solicitation/Recommendation Statement on Schedule 14D-9 which contains the recommendations of the Special Committee and the Board of Directors, explains the reasons behind the recommendations and also discusses the background of the Merger and the Offer. The full text of the Merrill Lynch opinion is attached as Annex II to the Schedule 14D-9. Also enclosed with this letter are the Offer to Purchase, dated May 23, 2005, a Letter of Transmittal for use in tendering your shares and other related documents. These materials set forth the terms and conditions of the Offer in detail. I urge you to read the Schedule 14D-9 and the other enclosed documents carefully. If you wish to tender your shares, you must comply with the instructions set forth in the enclosed materials by the applicable deadlines.

        Your Board of Directors and management thank you for your continued support of Eon.

Sincerely,
Bernhard Hampl, Ph.D. Chief Executive Officer